SCHEDULE 13D

----------------------------------            ----------------------------------
 CUSIP No. 705840-10-6                                Page 1 of 4 Pages
----------------------------------            ----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                SCHEDULE 13D/A-1
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934


                     PELICAN PROPERTIES INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   705840-10-6
            ---------------------------------------------------------
                                 (CUSIP Number)

                            Gorham Rutter, Jr., Esq.
                           282 Cranes Roost Boulevard
                                   Suite 111
                        Altamonte Springs, Florida 32701
                                 (407) 331-3540
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 11, 2002
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                                  SCHEDULE 13D

----------------------------------            ----------------------------------
 CUSIP No. 705840-10-6                                Page 2 of 4 Pages
----------------------------------            ----------------------------------


--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Clara Road Investments, Inc. (Fed. Tax ID #52-2045117)
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Maryland, United States
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                               774,166
      NUMBER OF
        SHARES
                      ----------------------------------------------------------
     BENEFICIALLY       8   SHARED VOTING POWER
       OWNED BY
         EACH
      REPORTING
                      ----------------------------------------------------------
        PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                               774,166
                      ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              774,166
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------            ----------------------------------
 CUSIP No. 705840-10-6                                Page 3 of 4 Pages
----------------------------------            ----------------------------------

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Pelican Properties International Corp. a Florida corporation (the "Company"). The address of the Company's principal executive offices is 2 Fenwick Road, Fort Monroe, Virginia 23651.

Item 2.  Identity and Background.

         The person filing this statement is Clara Road Investments, Inc., a Maryland corporation ("Clara Road"). Clara Road does not have any directors. Its executive officers are described below

     1.   (a)  Thomas L. Knorr.
          (b)  Thomas L. Knorr's address is 2670 Clara Road, Whitehaven, MD
               21856.
          (c) Thomas L. Knorr is President of Clara Road. His principal occupation is Restaurant Management at Progressive Management, Inc., 2670 Clara Road, Whitehaven, MD 21856.
          (d) Thomas L. Knorr has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Thomas L. Knorr, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Thomas L. Knorr is a citizen of the United States.

     2.   (a)  C. John Knorr, III.
          (b) C. John Knorr, III's address is 2670 Clara Road, Whitehaven, MD 21856.
          (c) C. John Knorr, III is Vice President and Secretary of Clara Road. His principal occupation is Restaurant Management at Phillips Foods, Inc., 301 Light Street, Baltimore, MD 21202.
          (d) C. John Knorr, III has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) C. John Knorr, III, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  C. John Knorr, III is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 11, 2002, Clara Road purchased 107,500 shares of the Company's Common stock from Dale P. Moore. The purchase price was $7,500.00 and Clara Road paid such purchase price from and out of its working capital.

Item 4.  Purpose of Transaction.

         The shares of Common Stock purchased by Clara Road are being held by Clara Road for investment purposes. Clara Road intends to review on a continuing basis its investment in the Company and may, depending on its evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, its investment in the Company. Except as set forth above, Clara Road does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or

                                  SCHEDULE 13D

----------------------------------            ----------------------------------
 CUSIP No. 705840-10-6                                Page 4 of 4 Pages
----------------------------------            ----------------------------------


dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) The number of shares of Common Stock beneficially owned by Clara Road is 774,166 comprising approximately 13.0 % of the outstanding shares of Common Stock.

                  (b) Clara Road is deemed to have sole voting and dispositive power with respect to the 774,166 shares it owns.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities to which Clara Road is a party or subject.

Item 7.  Material to be Filed as Exhibits.

                  None

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                              Clara Road Investments, Inc.


Dated:   6/19/2002                            By: /s/ Thomas L. Knorr
         ---------                            -----------------------
                                              Thomas L. Knorr, President